

June 27, 2011

Via E-mail
Gary Macleod
Chief Executive Officer
AlphaPoint Technology, Inc.
c/o CorpDirect Agents, Inc.
160 Greentree Drive, Suite 101
Dover, DE 19904

     Re: **AlphaPoint Technology, Inc.**
            Amendment No. 3 to Registration Statement on Form S-1
            Filed June 14, 2011
            File No. 333-173028

Dear Mr. Macleod:

We have reviewed your amended registration statement and response letters filed June 14, 2011 and June 24, 2011. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 8, 2011.

Risk Factors

We are currently deficient of liquidity …, page 5

1.   We refer to prior comment 1 and reissue that comment, in part. Please disclose here the number of months your current cash reserves will fund your operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

2.   We refer to prior comment 3 and reissue that comment, in part. Please disclose here the number of months your current cash reserves will fund your operations.

Notes to the Financial Statements, page F-7

3.   Please revise all headers of footnote pages related to the year ended December 31, 2010 to identify them as "Notes to the Audited Financial Statements."

Gary Macleod
AlphaPoint Technology, Inc.
June 27, 2011
Page 2

Note 1. Nature of Operations and Significant Accounting Policies

Revenue recognition, page F-9

4.   We have considered your responses to prior comments 4 and 5 in your letters filed June
        14, 2011 and June 24, 2011. Based upon the information provided in your responses and
        disclosed in your filings, the Staff believes that the company has not demonstrated that it
        can establish VSOE as defined in ASC 985-605. Due to the limited operating history of
        the company and limited number of transactions, the company lacks historical evidence
        to support the establishment of VSOE of fair value for the various elements of your
        software arrangements.

        If you have questions or comments on the financial statements and related matters, please
contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443. Please contact Michael F.
Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further
assistance, you may contact me at (202) 551-3457.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via Facsimile: (941) 531-4935
        Diane J. Harrison
        Harrison Law P.A.